Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP INTERCEPTS 33.29 METRES TRUE WIDTH GRADING 151 G/T SILVER, 0.68 PERCENT LEAD, 1.51 PERCENT ZINC, AND 0.30 PERCENT TIN AT ITS GC PROJECT

VANCOUVER, British Columbia – February 20, 2013 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX:SVM) (NYSE:SVM) is pleased to report results from the ongoing infill and step-out drilling exploration program at the GC silver-lead-zinc project located in Guangdong Province, China including the discovery of several new mineralized veins.

Highlights of selected intercepts and discoveries:

  Hole CK2102 intercepted 49.65 metres (“m”), 33.29m true width at the -9m elevation of vein V2 grading 151 grams per tonne (“g/t”) silver (“Ag”), 0.68% lead (“Pb”), 1.51% zinc (“Zn”) and 0.30% tin (“Sn”), including an interval of 4.81m, 3.42m true width at the -23m elevation grading 525 g/t Ag, 2.06% Pb, 1.99% Zn and 0.87% Sn;

  Hole CK1831 intercepted 3.85m, 3.50m true width at the 39m elevation of vein V2 grading 460 g/t Ag, 1.20% Pb, 2.95% Zn and 0.86% Sn, including an interval of 1.30m, 1.18m true width at the 39m elevation grading 923 g/t Ag, 0.21% Pb, 1.35% Zn and 1.84% Sn;

  Hole CK2410 intercepted 3.88m, 3.76m true width at the 107m elevation of vein V15-1 grading 609 g/t Ag, 0.41% Pb, 0.56% Zn and 0.03% Sn, including an interval of 1.16m, 1.13m true width at the 107m elevation grading 698 g/t Ag, 0.63% Pb, 0.79% Zn and 0.03% Sn;

  Hole CK10450 intercepted 7.84m, 5.76m true width of vein V28 at the 97m elevation grading 359 g/t Ag, 1.55% Pb, 1.09% Zn and 0.03% Sn; and

  Hole CK2001 intercepted 3.15m, 2.76m true width at the 47m elevation of vein V9W-2 grading 441 g/t Ag, 3.29% Pb, 5.71% Zn and 0.16% Sn, including an interval of 1.40m, 1.23m true width at the 46m elevation grading 661 g/t Ag, 4.80% Pb, 5.98% Zn and 0.27%Sn.

  Discovery of new veins V25, V26, V28 as well several other new veins (referred to as “New” in tables 1 and 2 below) which have not yet been named.

The purpose of the 2012 GC project surface and underground drilling program was to upgrade the classification of the known resource blocks and further define and extend known vein structures in preparation for mining in 2013.

Using two underground drill rigs to achieve a drill spacing of approximately 25m by 25m, drilling of V2 was focused on an area 300m in length from mine section lines 10 through 30 and 150m in vertical depth from the 100m elevation down to the -75m elevation. Access to V2 at the 20m elevation was gained via the main ramp and existing cross-cuts. In March 2013 Silvercorp expects to have an additional access point to V2 when the exploration ramp reaches the -50 m elevation. Present drill results (as evidenced by drill hole CK2102) indicate that V2 is a thick, continuous zone that would be amenable to bulk tonnage mining. In addition to its thickness, V2 also contains high-grade silver and tin mineralization. For example drill hole CK1831 intercepted 3.50m true width grading 460 g/t Ag, 1.20% Pb, 2.95% Zn and 0.86% Sn at the 39m elevation. As noted in the Company’s news release of November 19, 2012, the presence of tin is expected to enhance the economics of the GC project.

Drilling of the V9 vein group (V9, V9-1, V9W1 and V9W-2 veins) was conducted in an area 400m in length from mine section lines 14 through 32 and 150m in vertical depth between the 0m elevation and the 150m elevation using three underground drill rigs. Access to the V9 vein group was achieved via the exploration ramp with existing drifts and cross-cuts at elevations of 150m, 100m, 50m and 0m.

In addition to the V2 and the V9 vein groups, drilling has also further defined vein groups V5, V6, V8, V13, V14 and V15. Veins V25, V26, and V28 are new discoveries. Assay results have been received for 97 drill holes totaling 7,037m of drilling. Additional assays results for twelve holes are pending. In 2013, Silvercorp plans to continue with its infill and step-out drilling program at the GC project and currently has five underground drill rigs and two surface drill rigs on site.

The following tables are highlights of selected intercepts from the V2 and the V9 vein groups including intersections from potential veins and new discoveries at the GC project. To view longitudinal sections, visit the following link: http://www.silvercorpmetals.com/projects/gc-project/longsections

Table 1: Selected Intercepts from the GC project

Drill Hole	From (m)	To (m)	Sample Length (m)	True Width (m)	Elevation	Ag (g/t)	Pb (%)	Zn (%)	Sn (%)	Vein
CK1831	89.90	93.75	3.85	3.50	39	460	1.20	2.95	0.86	V2
including	89.90	91.20	1.30	1.18	39	923	0.21	1.35	1.84
including	91.20	92.50	1.30	1.18	38	247	2.16	6.18	0.43
CK2102	141.49	191.14	49.65	33.29	-9	151	0.68	1.51	0.30	V2
including	160.32	165.13	4.81	3.42	-23	525	2.06	1.99	0.87
including	172.37	175.38	3.01	2.00	-32	542	0.90	4.24	1.45
ZK1210	220.51	229.87	9.36	4.68	-88	97	1.35	3.67	0.11	V6
including	225.11	226.34	1.23	0.61	-93	221	6.34	4.16	0.03
CK2002	500.55	507.23	6.68	5.37	-261	246	2.41	4.33	0.57	V7-0
including	503.26	504.53	1.27	1.03	-263	555	0.38	2.66	1.81
including	504.53	505.83	1.30	1.05	-264	331	4.11	9.73	0.51
including	505.83	507.23	1.40	1.13	-265	302	7.16	8.19	0.23
CK1000A	31.14	32.59	1.45	1.36	112	691	0.34	0.46	0.02	V9

Drill Hole	From (m)	To (m)	Sample Length (m)	True Width (m)	Elevation	Ag (g/t)	Pb (%)	Zn (%)	Sn (%)	Vein
including	32.14	32.59	0.45	0.42	112	2190	1.04	1.42	0.06
CK1810	238.93	242.62	3.69	3.02	6	400	6.09	3.21	0.14	V9
including	241.59	242.62	1.03	0.84	4	1020	16.80	5.11	0.14
CK1851	116.63	119.41	2.78	2.47	108	677	0.98	2.55	0.14	V9
CK1852	107.81	109.97	2.16	1.45	68	347	0.18	8.38	0.07	V9W-2
CK2001	172.64	175.79	3.15	2.76	47	441	3.29	5.71	0.16	V9W-2
including	174.39	175.79	1.40	1.23	46	661	4.80	5.98	0.27
CK2410	139.21	143.09	3.88	3.76	107	609	0.41	0.56	0.03	V15-1
including	139.21	140.37	1.16	1.13	107	698	0.63	0.79	0.03
including	140.37	141.42	1.05	1.02	106	1250	0.67	0.86	0.05
CK2613	161.57	162.72	1.15	1.11	104	364	1.24	0.96	0.03	V15-1
ZK10303	133.10	140.70	7.60	3.96	27	189	5.79	3.41	0.18	V28
including	137.60	139.60	2.00	1.04	22	647	20.00	7.56	0.43
CK10450	8.71	16.55	7.84	5.76	97	359	1.55	1.09	0.03	V28
including	8.71	9.77	1.06	0.78	97	538	7.51	3.45	0.08
including	14.96	16.55	1.59	1.17	95	1140	2.13	1.11	0.03
ZK10623	154.75	156.08	1.33	1.07	18	226	5.80	3.80	0.20	V28
CK10650	6.76	8.06	1.30	0.95	97	491	1.98	1.42	0.07	V28
ZK10622	37.85	42.00	4.15	2.94	131	157	0.14	0.47	0.03	New
ZK10703	151.95	153.50	1.55	1.14	22	301	6.27	5.09	0.23	New
CK10850	15.79	23.61	7.82	5.16	87	99	0.02	5.21	0.32	New
CK2550	91.34	93.85	2.51	2.26	104	614	1.19	0.45	0.08	New
including	91.34	92.54	1.20	1.08	104	1130	2.32	0.56	0.03
CK2613	304.48	306.77	2.29	2.20	50	231	3.89	2.77	0.12	New
including	305.86	306.77	0.91	0.87	50	562	9.63	6.36	0.24

Table 2: Assay Results in Addition to Table 1

Drill Hole	From (m)	To (m)	Sample Length (m)	True Width (m)	Elevation	Ag (g/t)	Pb (%)	Zn (%)	Sn (%)	Vein
CK800B	53.50	56.11	2.61	1.31	63	103	0.25	0.47	0.02	V23
CK1000C	3.49	4.92	1.43	1.15	108	51	0.08	1.00	0.14	New
ZK1011	127.12	128.20	1.08	1.02	127	85	3.96	2.86	0.28	V6
ZK1011	143.93	145.09	1.16	1.10	144	147	1.70	1.89	0.12	New
CK1100	35.66	37.38	1.72	1.16	68	115	2.76	0.65	0.06	New

Drill Hole	From (m)	To (m)	Sample Length (m)	True Width (m)	Elevation	Ag (g/t)	Pb (%)	Zn (%)	Sn (%)	Vein
CK1100	42.88	50.97	8.09	5.44	62	50	0.22	1.10	0.11	V7
including	49.90	50.97	1.07	0.72	56	215	0.69	5.47	0.26
ZK1110	119.25	122.15	2.90	2.35	43	253	0.46	0.22	0.01	V6
ZK1111	137.16	139.05	1.89	1.22	139	173	0.24	12.55	0.13	New
ZK1210	220.51	229.87	9.36	4.68	-88	97	1.35	3.67	0.11	V6
including	225.11	226.34	1.23	0.61	-93	221	6.34	4.16	0.03
CK1215	27.24	28.83	1.59	1.40	84	210	0.89	0.63	0.09	V7
CK1450	81.76	83.46	1.70	1.36	73	176	1.44	0.50	0.02	V9W-1
CK1550	106.13	107.73	1.60	1.43	58	122	0.75	1.09	0.03	V9W-2
CK1702	59.01	62.51	3.50	2.96	59	86	0.68	1.13	0.06	V2
including	61.91	62.51	0.60	0.51	57	226	2.36	2.87	0.28
CK1703	53.30	54.91	1.61	0.80	48	103	0.08	1.36	0.02	V2-1
CK1703	115.59	118.13	2.54	1.26	-12	148	0.16	0.50	0.44	V2
including	115.59	117.29	1.70	0.84	-12	209	0.26	0.65	0.62
CK1750	139.24	140.74	1.50	1.28	44	91	0.46	2.25	0.12	New
CK1752	186.26	187.83	1.57	1.09	-2	70	0.17	7.18	0.11	V9
CK1810	146.63	148.22	1.59	1.30	63	102	0.19	0.87	0.06	V9W-2
CK1831	81.24	82.44	1.20	1.09	45	106	0.04	1.02	0.30	V2
CK1902	143.95	156.10	12.15	7.14	-32	80	1.93	2.78	0.15	V2
CK2001	161.47	164.87	3.40	2.01	54	104	0.12	1.41	0.01	V9-1
CK2001	214.38	215.83	1.45	1.27	21	74	0.07	1.32	0.11	V9W-1
CK2002	156.15	158.27	2.12	1.72	26	158	0.37	1.37	0.07	New
including	157.15	158.27	1.12	0.91	25	204	0.59	0.88	0.05
CK2002	163.32	165.96	2.64	2.14	20	215	0.77	1.49	0.30	New
including	164.24	165.24	1.00	0.81	19	423	1.47	2.27	0.32
CK2002	192.25	195.73	3.48	2.82	-3	61	0.02	3.68	0.05	V9W-2
CK2015	43.22	44.19	0.97	0.93	132	2,260	1.18	3.27	0.11	V15-0
CK2051	239.40	240.90	1.50	1.33	9	93	0.41	2.04	0.06	New
CK2051	287.20	288.90	1.70	1.50	-20	71	0.21	2.55	0.10	New
CK2201	154.25	155.80	1.55	1.02	105	147	0.50	0.47	0.06	New
CK2212	52.00	54.91	2.91	2.67	129	139	0.06	0.16	0.02	V15-1
CK2212	252.27	252.90	0.63	0.58	35	101	0.04	0.27	0.07	V9
CK2251	122.87	124.22	1.35	0.78	-18	100	0.52	1.80	0.37	New
CK2251	167.74	169.01	1.27	0.73	-60	140	0.30	1.45	0.34	New
CK2251	176.88	181.38	4.50	2.60	-69	99	1.11	2.61	0.31	New
CK2301	71.68	75.53	3.85	9.25	79	71	1.15	1.82	0.07	V2
CK2302	78.41	83.02	4.61	4.30	48	88	2.20	3.35	0.13	V2
CK2302	149.88	153.18	3.30	3.08	3	77	0.12	0.42	0.25	New
CK2350	174.66	176.89	2.23	2.16	100	80	0.54	0.63	0.09	V15

Drill Hole	From (m)	To (m)	Sample Length (m)	True Width (m)	Elevation	Ag (g/t)	Pb (%)	Zn (%)	Sn (%)	Vein
CK2350	239.71	241.02	1.31	1.27	75	208	0.09	1.48	0.09	V14
CK2351	260.93	264.63	3.70	3.44	55	89	0.26	0.82	0.13	V9
including	263.71	264.63	0.92	0.86	54	294	1.01	1.48	0.33
CK2410	226.49	227.49	1.00	0.97	69	248	0.24	7.08	0.15	New
CK2410	292.30	293.34	1.04	1.01	40	113	0.11	0.86	0.08	V9W-1
CK2425	72.84	79.56	6.72	6.38	63	64	0.33	2.42	0.14	New
CK2428	58.15	59.73	1.58	1.34	60	80	0.81	2.76	0.11	New
CK2550	79.02	81.82	2.80	2.52	111	80	0.04	1.37	0.09	New
CK2551	36.86	37.96	1.10	0.73	122	309	0.08	7.37	0.08	New
CK2551	123.05	124.35	1.30	0.87	46	72	0.03	2.41	0.07	V9W-1
CK2613	274.56	275.22	0.66	0.64	60	153	1.33	4.90	0.13	New
CK2650	69.85	71.75	1.90	1.48	123	114	0.04	0.80	0.07	V9W-2
CK2650	121.13	126.03	4.90	3.81	101	57	0.01	3.82	0.21	New
CK2805	127.64	127.84	0.20	0.10	56	156	6.55	5.18	0.00	New
CK2805	184.41	184.96	0.55	0.28	6	55	1.25	1.65	0.01	V8-Branch
CK2805	316.12	319.49	3.37	1.63	-110	131	3.83	3.73	0.39	V15-Branch
including	316.12	317.14	1.02	0.49	-110	226	5.37	5.39	0.32
ZK28001	7.44	8.64	1.20	1.04	98	25	0.02	5.20	0.29	V2
ZK28001	28.12	29.02	0.90	0.78	84	24	0.02	4.06	0.05	V2-1
ZK28A01	10.98	12.76	1.78	1.14	93	44	0.14	5.29	0.17	New
ZK28A01	35.96	37.53	1.57	1.01	70	8	0.02	1.23	0.45	New
ZK28A01	103.68	108.40	4.72	3.02	6	21	0.07	1.87	0.12	New
CK2950	63.65	70.99	7.34	5.09	75	43	0.52	1.42	0.06	V9W-2
CK2950	93.42	94.96	1.54	1.12	68	31	0.05	2.09	0.02	New
CK2950	112.46	123.22	10.76	7.86	63	56	0.10	2.73	0.12	New
including	112.46	113.86	1.40	1.02	63	269	0.37	10.20	0.53
CK2951	71.57	72.98	1.41	1.16	56	101	0.03	2.49	0.23	V9W-2
CK3005	27.02	29.20	2.18	2.07	81	83	1.82	2.04	0.06	V5-Branch
CK3005	50.37	51.27	0.90	0.85	73	36	0.03	3.38	0.04	V5
CK3005	98.12	99.33	1.21	1.15	55	114	1.55	0.82	0.03	V5-1
CK3050	45.09	51.90	6.81	6.17	64	74	1.63	1.72	0.08	New
CK3051	154.25	156.05	1.80	1.39	-35	228	0.21	0.24	0.03	V9W-2
CK3202	9.53	10.30	0.77	0.70	85	53	0.01	9.80	0.23	V9
CK3202	30.05	31.02	0.97	0.88	71	67	0.24	7.34	0.20	V5
CK3202	191.75	196.49	4.74	4.36	-35	99	0.05	0.57	0.07	V2
including	192.95	193.61	0.66	0.60	-36	450	0.24	0.81	0.16
CK3250	97.24	98.06	0.82	0.74	52	60	0.01	5.36	0.12	V5-1
CK3251	54.92	57.93	3.01	2.61	56	79	0.11	2.77	0.06	V9W-2
including	93.50	94.83	1.33	1.15	89	231	4.11	9.61	0.19	V28

Drill Hole	From (m)	To (m)	Sample Length (m)	True Width (m)	Elevation	Ag (g/t)	Pb (%)	Zn (%)	Sn (%)	Vein
ZK10202	113.20	117.45	4.25	2.46	50	54	0.41	3.92	0.15	V28
ZK10301	47.95	51.07	3.12	2.81	122	34	1.28	3.61	0.22	New
ZK10302	53.54	55.40	1.86	0.72	108	64	1.00	3.29	0.29	New
ZK10302	111.60	120.40	8.80	3.40	55	101	1.74	3.48	0.10	V28
including	116.00	117.00	1.00	0.39	51	489	6.80	6.20	0.26	V28
ZK10401	120.04	124.15	4.11	3.72	80	67	1.01	2.56	0.10	New
ZK10401	148.43	149.43	1.00	0.91	60	81	0.66	2.03	0.05	V28
ZK10410	112.55	113.20	0.65	0.46	69	119	0.01	14.85	0.23	New
ZK10411	174.20	178.35	4.15	2.99	2	107	1.80	2.49	0.29	V28
CK10450	172.47	174.07	1.60	1.17	44	94	1.58	2.54	0.11	New
CK10450	195.66	197.24	1.58	1.16	36	107	0.04	1.29	0.22	New
ZK10521	94.57	95.92	1.35	0.96	84	41	0.01	7.06	0.06	New
ZK10521	129.05	136.21	7.16	5.08	55	123	1.61	3.87	0.16	New
including	133.90	135.00	1.10	0.78	51	397	3.08	13.20	0.54	New
including	135.00	136.21	1.21	0.86	50	229	5.93	9.05	0.28	New
ZK10522	31.60	33.60	2.00	1.49	134	181	0.04	1.68	0.02	New
ZK10522	197.73	199.46	1.73	1.29	-23	101	6.82	2.24	0.01	V28
CK10550	8.33	9.27	0.94	0.69	97	89	1.25	1.44	0.07	New
CK10550	14.47	18.81	4.34	3.19	95	144	1.10	3.14	0.06	V28
including	14.47	15.20	0.73	0.54	95	256	0.59	1.04	0.09	V28
including	16.00	16.96	0.96	0.70	94	237	2.50	7.26	0.10	V28
CK10550	154.99	159.82	4.83	3.55	51	50	1.18	1.65	0.02	V26
CK10550	181.42	182.59	1.17	0.86	43	114	2.55	2.13	0.06	V25
ZK10621	125.70	129.60	3.90	1.79	65	99	1.05	3.96	0.07	V28
ZK10622	80.55	81.65	1.10	0.78	94	63	0.03	3.80	0.09	New
ZK10622	102.93	104.13	1.20	0.85	74	97	0.29	0.62	0.02	New
ZK10623	102.86	104.11	1.25	1.01	67	62	0.01	3.95	0.17	New
ZK10623	182.09	183.06	0.97	0.78	-8	105	1.20	4.10	0.07	New
CK10650	21.54	26.17	4.63	3.40	92	86	1.32	0.66	0.08	New
ZK10704	84.00	85.35	1.35	1.14	104	243	0.23	0.77	0.05	New
CK10820	21.33	27.36	6.03	5.35	80	62	0.03	3.85	0.14	New
CK10820	87.43	88.97	1.54	1.37	43	84	0.54	2.47	0.07	New

Quality Control

Drill cores are in NQ size. Drill core samples, from 1.00m to 1.50m in length, or limited by apparent mineralization contact or shear/alteration contact, were split into halves by saw cutting. One half of the cores are stored in the Company's core shacks for future reference and checking and the other remaining samples are shipped in security sealed bags to ALS Chemex in Guangzhou, China

(Certification ISO 9001), located approximately 180km southeast of the GC project site for sample preparation and assay.

Sample preparation consists of drying, crushing and splitting of samples to 250 grams and then they are pulverized to 200 mesh. Silver, lead, and zinc in drill core samples were analyzed by aqua regia digestion and AAS finish. Tin was analyzed by fusing with peroxide then by leaching the melt and acidifying to precipitate the tin for AAS finish.

The Company maintains a comprehensive quality assurance and quality control program to ensure best practices in sample preparation and analysis of the drill core samples. Project geologists regularly insert certified reference materials (CRM), field duplicates and blanks to each batch of core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3% of the pulp samples to higher-level labs to check for lab bias.

Data from both the Company's and the labs' QA/QC programs are reviewed and evaluated in a timely manner by project geologists.

Brian O’Connor P.Geo., is the Qualified Person on the project as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China which has paid a cash dividend since 2007. The Company is currently developing the GC project in southern China which it expects will become its next operating mine in 2013. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Jonathan Hackshaw
Director, Investor Relations

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2012 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.